



Laundry On Demand Small Business Bond™

Bond Terms:

Bond Yield: 7%

Target Raise Amount: $75,000

Offering End Date: July 21, 2021

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $ 25,000

Company Details:

Name: JL Chandler Enterprises, LLC, DBA: Laundry On Demand

Founded: 2012

Address: 565 Melody Lane, Lakewood Village, TX 75068

Industry: Drycleaning and Laundry Services

Employees: 2

Website: https://laundryod.com

Use of Funds Allocation:

If the maximum raise is met:

• (86.5%) $64,875 - of the proceeds will go towards advertising
• (10%) $7,500 - of the proceeds will go towards supplies
• (3.5%) $2,625 -of the proceeds will go towards SMBX capital raise fees



Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$ 179,752	$ 81,823
Cash & Cash Equivalents	$ 179,752	$ 6,823
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 0	$ 35,954
Long-term Debt	$ 0	$ 44,046
Revenues / Sales	$ 110,137	$ 109,975
Cost of Goods Sold	$ 0	$ 0
Taxes & Licenses	$ 9,139	$ 9,139
Net Income	$ 282,053	$ 4,825
Gross Margins	100%	100%

Recognition:

2020
- Started the Laundry On Demand app build
- Sold the original laundromat business.

2021
- January- Launched Beta for the Laundry Demand app
- Over 1,000 customers in Dallas Fort Worth, Texas, and over 40 wash and fold experts on the app to date

About:

Laundry On Demand's mission is simple: to make life easier. Their customers enjoy laundry picked up and delivered–fresh, clean, and folded–the same day.

How? All through a peer-to-peer mobile app, using technology to match laundry wash and fold experts with busy parents, professionals, and those that have trouble doing laundry. Customers can schedule a pick-up through the app and get their laundry done and back in the same day, giving them time to focus on the things in life that really matter.

Laundry On Demand started after James Chandler and his wife bought a mom-and-pop laundromat in 2017 to build a passive income stream for themselves. In the four years they successfully ran it, they found that the pickup and delivery service portion of the business that they started was far outpacing the self-serve model. They also found that handling the day-to-day physical side of the business was a huge headache. They knew a peer-to-peer model could be a great way to scale the service, without taking on more of the headaches.

Having built two apps before, including one for a car wash membership, James was not afraid to tackle the problem. They jumped in, and flush with cash from selling the laundromat, James started building the app in September 2020, launching the beta for Laundry On Demand not four months later in January 2021.

With more than 1,000 customers in Dallas Fort Worth, Texas, and over 40 wash and fold experts, Laundry On Demand has grown rapidly since its launch in January. Their sights are set high, with goals to expand to serve the entire state of Texas before the year is out and add more commercial clients to their customer portfolio.